Exhibit 17.1

July 22, 2005

Via E-mail  Hard copy to follow

 Mr. Vincent Bucci
Chairman
Rita Medical Systems, Inc.
46421 Landing Parkway
Fremont, California 9453

Dear Vin:

This is to inform you of my resignation from the Board of Directors of Rita Medical Systems, Inc. effective immediately. I am now 72 years old and feel I must conserve my energy for my own businesses.

 It has been a pleasure to work with you, Joe DeVivo, and other members of Rita’s management group. Please convey my best to all and be assured I will watch your progress with interest. I am confident you fellows will build a strong company.

 Sincerely,

 Robert D. Tucker
405 Townsend Place
Atlanta, Georgia 30327